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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

GEOKINETICS INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
372910-10-9
(CUSIP Number)
Avista Capital Partners, L.P.
65 East 55th Street, 18th Floor
New York, New York 10022
Telephone: (212) 593-6900
Attn: Ben Silbert, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Steven D. Rubin, Esq.
King & Spalding LLP
1100 Louisiana, Suite 4000
Houston, Texas 77002
(713) 751-3240
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,595,029 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,595,029 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,595,029 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners (Offshore), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,211,665 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,211,665 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,211,665 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,806,694 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,806,694 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,806,694 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer.
This Amendment No. 8 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P. (“Avista Offshore”) and Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”) and the Amendment No. 7 (“Amendment No. 7”) filed on July 28, 2008, Amendment No. 6 (“Amendment No. 6”) filed on January 16, 2008, the Amendment No. 5 (“Amendment No. 5”) filed on September 12, 2007, the Amendment No. 4 (“Amendment No. 4”) filed on July 18, 2007, the Amendment No. 3 (“Amendment No. 3”) filed on May 15, 2007, the Amendment No. 2 (“Amendment No. 2”) filed on December 15, 2006 and the Amendment No. 1 (“Amendment No. 1”) filed on October 5, 2006, all filed by the same parties (the “Filing Parties”).
The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and/or Amendment No. 7.
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the Stock Transfer Agreement between Avista and Offshore, dated as of December 31, 2008, Avista disposed of and Offshore acquired (i) 64,190 shares of Common Stock of Geokinetics, Inc. (the “Company”) and (ii) 37,731 shares of Series B-1 Senior Convertible Preferred Stock of the Company (“Series B-1 Preferred Stock”) in a transfer not involving the exchange of cash consideration, but reflecting the allocations of consideration paid respectively by Offshore and Avista for the shares of Common Stock and the Series B-1 Preferred Stock.
Avista and Avista Offshore acquired 32,445 and 8555 additional shares of Common Stock, respectively, reported on this Amendment No. 8 in Table I in Item 5(c), which were paid for in cash out of available capital of Avista and Avista Offshore. Avista paid approximately $107,692.79 and Avista Offshore paid approximately $28,397.60 for their respective additional shares of Common Stock reported on this Amendment No. 8. Such shares were acquired for total consideration of approximately $136,090.39 in open market transactions as listed in Item 5 below. Such amount includes commissions incurred in making the investments.
Pursuant to the Amended and Restated Certificate of Designation of Series B Senior Convertible Preferred Stock (the “Certificate”), filed as Exhibit 5 to the Schedule 13D filed by Avista on July 30, 2008, Avista and Avista Offshore have acquired (i) quarterly dividend payments on shares of Series B-1 Preferred Stock in the form of additional shares of Series B-1 Preferred Stock as shown in Table II in Item 5(c) and (ii) quarterly dividend payments on shares of Series B-2 Senior Convertible Preferred Stock (“Series B-2 Preferred Stock”, and together with Series B-2 Preferred Stock, the “Series B Preferred Stock”) in the form of shares of additional Series B-2 Preferred Stock as shown in Table II in Item 5(c). The value of each share of Series B-1 and Series B-2 Preferred Stock paid in lieu of cash is equal to the original issue price, which is $250.00 per share for each share of Series B-1 and Series B-2 Preferred Stock (as adjusted for stock splits, stock dividends or dilutions as described in the Certificate).

Item 5. Interest in Securities of the Issuer.
Based on information set forth in the Company’s Form 10-Q for the quarterly period ending September 30, 2008, as filed with the Commission on November 7, 2008, there are 10,467,458 shares of Common Stock of the Company issued and outstanding.
The Filing Parties have no current intention to convert their shares of Series B Preferred Stock or Warrants into shares of Common Stock.
(a)
(1) Avista may be deemed to beneficially own in the aggregate 4,595,029 shares of Common Stock, comprised of 1,498,749 shares of Common Stock, 192,746 shares of the Series B-1 Preferred Stock which are convertible into 1,927,460 shares of Common Stock of the Company, 97,890 shares of the Series B-2 Preferred Stock which are convertible into 978,900 shares of Common Stock of the Company and 189,920 Warrants which can be exercised for 189,920 shares of Common Stock, collectively representing approximately 33.9% of the outstanding shares of Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,498,749 shares of Common Stock, 192,746 shares of the Series B-1 Preferred Stock, 97,890 shares of the Series B-2 Preferred Stock and 189,920 Warrants as a result of the relationships described in paragraph (b) (1) and (2) below.
(2) Avista Offshore may be deemed to beneficially own in the aggregate 1,211,665 shares of Common Stock, comprised of 395,205 shares of Common Stock, 50,826 shares of Series B-1 Preferred Stock which are convertible into 508,260 shares of Common Stock, 25,812 shares of Series B-2 Preferred Stock which are convertible into 258,120 shares of Common Stock and 50,080 Warrants which can be exercised for 50,080 shares of Common Stock, collectively representing approximately 10.7% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 395,205 shares of Common Stock, 50,826 shares of the Series B-1 Preferred Stock, 25,812 shares of the Series B-2 Preferred Stock and 50,080 Warrants as a result of the relationships described in paragraph (b) (1) and (3) below.
(3) Avista GP may be deemed to beneficially own in the aggregate 5,806,694 shares of Common Stock, comprised of 1,893,954 shares of Common Stock, 243,572 shares of Series B-1 Preferred Stock which are convertible into 2,435,720 shares of Common Stock, 123,702 shares of Series B-2 Preferred Stock which are convertible into 1,237,020 shares of Common Stock and 240,000 Warrants which can be exercised for 240,000 shares of Common Stock, collectively representing approximately 40.4% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,893,954 shares of Common Stock, 243,572 shares of the Series B-1 Preferred Stock, 123,702 shares of the Series B-2 Preferred Stock and 240,000 Warrants as a result of the relationships described in paragraphs (b) (1), (2) and (3) below.
(b)
(1) Of the 1,893,954 shares of Common Stock, 243,572 shares of the Series B-1 Preferred Stock, 123,702 shares of the Series B-2 Preferred Stock and 240,000 Warrants for which Avista GP has shared voting and dispositive power, none of such securities are held of record by Avista GP. Avista holds of record 1,498,749 shares of Common Stock, 192,746 shares of the Series B-1 Preferred Stock, 97,890 shares of the Series B-2 Preferred Stock and 189,920 Warrants. Avista Offshore holds of record 395,205 shares of Common Stock, 50,826 shares of the Series B-1 Preferred Stock, 25,812 shares of the Series B-2 Preferred Stock and 50,080 Warrants. Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock, Series B Preferred Stock and Warrants owned of record by Avista and Avista Offshore.

(2) Of the 1,498,749 shares of Common Stock, 192,746 shares of the Series B-1 Preferred Stock, 97,890 shares of the Series B-2 Preferred Stock and 189,920 Warrants for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.
(3) Of the 395,205 shares of Common Stock, 50,826 shares of the Series B-1 Preferred Stock, 25,812 shares of the Series B-2 Preferred Stock and 50,080 Warrants for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.
Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock or Warrants) not owned by it of record.
(c)
Since the filing of Amendment No. 7, the Filing Parties have made the following purchases of Common Stock on the open market (each of which has been effected by the Filing Parties):
Table I

		Total Number of Shares		Number of Shares
Transaction	Transaction	Purchased by Avista and Avista	Number of Shares	Purchased by Avista	Price per
Type	Date	Offshore	Purchased by Avista	Offshore	Share ($)
Market Purchase	1/6/2009	401	317	84	$3.08
Market Purchase	1/6/2009	1700	1345	355	$3.10
Market Purchase	1/6/2009	1799	1424	375	$3.12
Market Purchase	1/6/2009	600	475	125	$3.14
Market Purchase	1/6/2009	1500	1187	313	$3.18
Market Purchase	1/6/2009	4101	3245	856	$3.20
Market Purchase	1/6/2009	100	79	21	$3.22
Market Purchase	1/6/2009	100	79	21	$3.23
Market Purchase	1/6/2009	4600	3640	960	$3.24
Market Purchase	1/6/2009	5100	4036	1064	$3.25
Market Purchase	1/8/2009	100	79	21	$3.25
Market Purchase	1/8/2009	6400	5065	1335	$3.36
Market Purchase	1/8/2009	900	712	188	$3.37
Market Purchase	1/8/2009	1900	1504	396	$3.40
Market Purchase	1/8/2009	1800	1424	376	$3.45
Market Purchase	1/8/2009	300	237	63	$3.46
Market Purchase	1/8/2009	1300	1029	271	$3.47
Market Purchase	1/8/2009	800	633	167	$3.48
Market Purchase	1/8/2009	4200	3324	876	$3.49
Market Purchase	1/8/2009	3300	2611	689	$3.50
Since the original filing of the Schedule 13D, the Filing Parties have acquired the following shares of Series B Preferred Stock as quarterly dividend payments on shares of Series B-1 Preferred Stock in the form of additional shares of Series B-1 Preferred Stock pursuant to the Certificate (as defined in Item 3):

Table II

			Total Number of Shares		Number of Shares
	Date of		Acquired by Avista and Avista	Number of Shares	Acquired by Avista
Type of Derivative Security	Dividend*		Offshore	Acquired by Avista	Offshore
Series B-1 Preferred Stock	3/15/07	*	4157	3290	867
Series B-1 Preferred Stock	6/15/07	*	4240	3356	884
Series B-1 Preferred Stock	9/15/07	*	4325	3423	902
Series B-1 Preferred Stock	12/15/07	*	4411	3491	920
Series B-1 Preferred Stock	3/15/07	*	4500	3561	939
Series B-1 Preferred Stock	6/15/07	*	4589	3632	957
Series B-1 Preferred Stock	9/15/07	*	4681	3705	976
Series B-1 Preferred Stock	12/15/08		4775	3779	996
Series B-2 Preferred Stock	9/15/08	*	1277	1011	266
Series B-2 Preferred Stock	12/15/08		2425	1919	506

*	Certificates for such shares were actually delivered to Avista and Avista Offshore on October 29, 2008.
(d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Warrants held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Stock Transfer Agreement, by and between Avista Capital Partners, L.P., and Avista Capital Partners (Offshore), L.P., dated as of December 31, 2008.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: January 9, 2009	AVISTA CAPITAL PARTNERS, L.P.

	By:	AVISTA CAPITAL PARTNERS, GP, LLC, its general partner

	By:	/s/ Ben Silbert, General Counsel

		Name:	Ben Silbert
		Title:	General Counsel
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: January 9, 2009	AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.

	By:	AVISTA CAPITAL PARTNERS, GP, LLC, its general partner

	By:	/s/ Ben Silbert, General Counsel

		Name:	Ben Silbert
		Title:	General Counsel
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: January 9, 2009	AVISTA CAPITAL PARTNERS GP, LLC

	By:	/s/ Ben Silbert, General Counsel

		Name:	Ben Silbert
		Title:	General Counsel